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                                                                 EXHIBIT (A)(10)

                                  NEWS RELEASE

                            TEL-SAVE HOLDINGS, INC.
             COMPLETES TENDER OFFER FOR SYMETRICS INDUSTRIES, INC.

     NEW HOPE, PA, - January 23/PRNewswire/ - Tel-Save Holdings, Inc. (Nasdaq:
TALK) announced today, the successful completion of the tender offer by its wholly owned subsidiary, TSHCo, Inc., to acquire shares of Common Stock of Symetrics Industries, Inc., of Melbourne, Florida. TSHCo today accepted for payment all outstanding Symetrics shares properly tendered pursuant to the tender offer, which expired at 12:00 Midnight (New York City Time) on January 22, 1998. These shares, together with shares of Symetrics already owned by Tel-Save, represent approximately 83% of all outstanding shares of Symetrics. TSHCo expects to take appropriate action to effect a merger with Symetrics, whereby Symetrics will become a wholly owned subsidiary of Tel-Save Holdings, Inc.

     Tel-Save Holdings, Inc. is a nation-wide provider of telecommunication services utilizing its state-of-the-art telecommunications network -- One Better Net ("OBN"). Tel-Save headquarters are located at 6805 Route 202, New Hope, Pennsylvania 18938.

     CONTACT:  Ed Meyercord of Tel-Save Holdings, Inc., 215-862-1082./

     Tel-Save Holdings press releases available through Company News On-Call by fax 800-758-5804. Ext. 108084, or at http://www.prnewswire.com/